

November 5, 2013

Via e-mail
Terry M. Atkinson
Chief Financial Officer
Dynatronics Corporation
7030 Park Centre Drive
Cottonwood Heights, Utah 84121

> **Re:** **Dynatronics Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed September 30, 2013**
> **File No. 000-12697**

Dear Mr. Atkinson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Management's Annual Report on Internal Control Over Financial Reporting, page 19

1. We note management's conclusion that your *controls over financial reporting* as of June 30, 2013 were *not operating effectively*. Please note that under Item 308(a)(3) of Regulation S-K, you should disclose a statement, based on management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of your most recent fiscal year, as to whether *internal control over financial reporting is effective or is not effective*. In future filings, please revise your disclosure to comply.

2. You disclose that management's conclusion is due to a lack of documentation regarding information system controls. Please tell us in more detail about the nature of your observations and the nature of the information systems impacted, as well as the type of documents that are lacking and why.

3.   You also state that management is taking steps to provide appropriate documentation to cure the deficiency. We note that you have provided similar disclosure in your fiscal 2010, 2011 and 2012 Forms 10-K. Please tell us what steps management is taking to provide adequate documentation and revise your disclosure in future filings to clarify. Also refer to Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at 202-551-3645 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant